Room 4561

	November 22, 2005

Mr. Francis J. Alfano
Chief Executive Officer
MTM Technologies, Inc.
850 Canal Street
Stamford, Connecticut 06902

Re:	MTM Technologies, Inc.
	Amendment No. 1 to Registration Statement on Form S-3 filed
November 7, 2005
	File No. 333-128434

	Forms 10-Q for the Quarters Ended June 30 and September 30,
2005
	File No. 0-22122

Dear Mr. Alfano:

      We have reviewed your responses to the comments of our letter dated October 12, 2005 and have the following additional comments.

Amendment No. 1 to Registration Statement on Form SB-2

Prospectus Front Cover Page

1. We note your revised disclosure on the facing page of the registration statement. In order to put the current offering in context for investors, please provide similar disclosure regarding the additional pending offering on the front page of your prospectus and elsewhere, as appropriate.

Selling Securityholders, page 22

2. We reissue comment 4 of our letter dated October 12, 2005 with respect to the Centennial entities and Caribou Interests.

3. While we note your response to comment 5 of our letter dated October 12, 2005 it appears that Norwest Equity Partners VII is an affiliate of a broker-dealer. As a result, please expand the prospectus disclosure to indicate whether Norwest Equity Partners VII acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition Norwest Equity Partners VII had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Forms 10-Q for the Quarters Ended June 30, 2005 and September 30,
2005

Item 4. Controls and Procedures

4. We note your disclosure that "[a]s of June 30, 2005 there have been no significant changes in [y]our internal controls or financial reporting that materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting."
Please note that Item 308 of Regulation S-K require the disclosure of
"any" change in your internal control over financial reporting that occurred during your "last fiscal quarter" that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We note similar disclosure in your
Form 10-Q for the quarter ended September 30, 2005. In light of the foregoing, please advise us with respect to changes in your internal control over financial reporting for the quarter ended June 30 and September 30, 2005 and whether you will note this comment with respect to preparing subsequent reports.


*              *              *              *


      As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Sara
Kalin at (202) 551-3454 or me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	E. Ann Gill, Esq.
	Tammy Fudem, Esq.
	Thelen Reid & Priest LLP
	875 Third Avenue
	New York, New York 10022
	Telephone: (212) 603-2000
	Facsimile:  (212) 603-2001